Exhibit 99.4
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
PROFIT AND PRODUCTION UP WHILE GROWTH PROJECTS ADVANCE
London, 7 May 2009 — Randgold Resources (LSE: RRS) (Nasdaq: GOLD) boosted net profit quarter on quarter by 41% to US$13.1 million in the three months to March 2009 on the back of increased production and a higher gold price.
The company also reported today that:
*	the expansion of its Loulo complex in Mali was on track;

*	development of its new Tongon mine in Côte d’Ivoire was ramping up;

*	a scoping study on its Massawa target in Senegal had confirmed that this had the makings of a world-class orebody; and that

*	exceptional results from the Gounkoto discovery reconfirmed the potential of the Loulo region.
Chief executive Mark Bristow said while the company had more than met its financial and operational targets for the quarter, its real achievement was the substantial progress made on a range of expansion, development and exploration projects designed to ensure sustainable production and profitable growth.
Attributable production for the quarter was up 3% at 110 313 ounces and gold sales rose by 12% to US$87.3 million. Total cash costs per ounce of US$461 were in line with the previous quarter.
Loulo increased production by 17% to 70 826 ounces thanks to higher ore grades and a slightly higher throughput, achieved in spite of a planned nine day shutdown required for the plant expansion project which will raise production by some 30% to 300 000 tonnes per month. The increased production was reflected in a 4% reduction in total cash costs per ounce. Production at Morila was down 16% at 98 718 ounces, in line with plan, as the operation is being converted from mining to stockpile treatment.
The Yalea underground mine development, which along with the plant expansion is anticipated to increase Loulo’s total production to 400 000 ounces per year by 2010, made a record advance of 605 metres in March, keeping the project on track to achieve its goal of ramping up to 120 000 tonnes of ore per month by the end of this year. Planning of Gara, the second underground mine at Loulo, is being finalised with development scheduled to start in January 2010.
In Côte d’Ivoire, the development of Randgold Resources’ new Tongon mine, which is scheduled to pour its first gold in the fourth quarter of 2010, is gaining momentum. Work on the infrastructure has made significant progress and the main contractor’s personnel as well as the Randgold Resources management teams are currently mobilising to the site.
During the past quarter, the company completed the scoping study on Massawa, which confirmed that this is a very robust project with a first inferred resource of 3.39 million ounces, capable of returns in excess of 20% at a gold price down to US$650 per ounce. Drilling for a prefeasibility study, due for completion by the end of this year has been given the green light by the board.
Meanwhile Gounkoto on the Loulo permit is also shaping up as a significant new discovery, with recent drill intersections returning 60 metres at 16.53g/t and 10.9 metres at 43.52g/t, adding to the 46.6 metres at 13.63g/t announced previously — some of the highest recorded in the company’s history. “This is a very exciting discovery — I have always said the Loulo region has legs and this certainly highlights its continuing prospectivity,” says Bristow.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2009
Q1 HIGHLIGHTS
*	Net profit increased by 41% quarter on quarter

*	Net cash generated from operations increased by 39% to US$28.3 million

*	Attributable production up 3% quarter on quarter

*	14% increase year on year in attributable reserves after depletion

*	Tongon development ramping up and on track

*	Massawa scoping study confirms a robust project — progressing to prefeasibility

*	Gounkoto discovery highlights prospectivity of the Loulo region
Randgold Resources Limited had 76.7 million shares in issue as at 31 March 2009
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
US$000	2009	2008	2008	2008

Gold sales#	87 298	78 057	87 002	338 572

Total cash costs*	50 830	49 251	45 579	199 970

Profit from mining activity*	36 468	28 806	41 423	138 602

Exploration and corporate expenditure	11 036	10 350	13 952	45 163

Profit before income tax and financing activities	21 763	14 658	23 275	75 937

Net profit	13 092	9 315	18 155	47 020

Net profit attributable to equity shareholders	11 052	9 124	15 966	41 569

Net cash generated from operations	28 312	20 387	17 096	57 501

Cash and cash equivalents	248 448	257 631	336 801	257 631

Attributable production+ (ounces)	110 313	107 321	103 649	428 426

Group total cash costs per ounce*+ (US$)	461	459	440	467

Group cash operating costs per ounce*+ (US$)	414	416	392	421

#	Gold sales do not include the non-cash profit/(loss) on the roll forward of hedges.

*	Refer to explanation of non-GAAP measures provided.

+	Randgold Resources consolidates 100% of Loulo and 40% of Morila.
COMMENTS
Gold sales increased by 12% from the previous quarter due to a 3% increase in attributable production for the quarter as well as an 11% increase in the average gold price received which increased to US$809/oz (Q4 2008: US$728/oz). Gold sales were in line with the corresponding quarter in March 2008, mainly due to higher attributable production achieved during the current quarter (6%), offset by a lower average gold price received (4% lower).
Total cash costs per ounce for the group were in line with the previous quarter. The cash cost per ounce at Loulo was 4% lower compared to the December 2008 quarter, mainly as a result of increased production (17% increase) offset by stockpile adjustments referred to below. The cash cost per ounce at Morila was 3% up from the previous quarter, mainly due to a reduction in ounces produced (16% lower), but costs were well contained. In both cases, the changes in production were largely a function of the higher average head grade which was in line with our plan.

Total cash costs of US$50.8 million increased by 3% from the previous quarter and by 11.5% from the March 2008 quarter. The increase in costs was mainly attributable to the movement in stockpiles at Loulo and Morila during the quarter compared to the December 2008 quarter. Stockpiles increased by US$4 million at Loulo and by US$2.4 million at Morila (attributable) during the last quarter of 2008 in line with the mine plans, while stockpiles increased by only US$0.7 million in total during the current quarter.
Higher input costs and the 6% decrease in ounces produced resulted in higher cash costs per ounce during the current quarter compared to the corresponding quarter of 2008.
Profit from mining for the current quarter increased by 27% from the previous quarter and dropped by 12% compared with the corresponding quarter in 2008, mainly due to the reasons stated above.
Exploration and corporate expenditure of US$11.0 million was 6% higher compared with the previous quarter (US$10.4 million), and included expenditure on the Massawa project as well as share-based payments and increased bonus accruals. Finance expenses increased to US$2 million for the quarter, on the back of increased exchange losses incurred on investment balances denominated in Euro and Rand, as a result of the weakening of the Euro and Rand against the Dollar. Net profit for the quarter was US$13.1 million — an increase of 41% on the previous quarter, and included an additional non cash provision of US$1.1 million against investments in auction rate securities (ARS), due to the deterioration of the underlying credit ratings of the collateral of certain of these securities. This compares to a similar provision of US$1.5 million in the previous quarter. Taxation payments remained in line with the previous quarter. Profit before income tax and financing activities of US$21.8 million increased by 48% from the December 2008 quarter, but decreased by 6% from the corresponding quarter in 2008, as a result of the factors discussed above.
OPERATIONS
LOULO
Loulo produced 70 826 ounces of gold during the quarter, at a total cash cost of US$501/oz compared to 60 495 ounces in the previous quarter at US$523/oz. The increase in production was mainly attributable to higher ore grades at 3.7g/t (Q4 2008: 3.1g/t) plus slightly higher throughput offset by the effect of lower recoveries. Tonnes processed from the higher grade Yalea underground mine of 101 922 tonnes at 5.4g/t during the current quarter (Q4 2008: 60 140 tonnes at 4.4g/t) impacted positively on the overall recovered grade from the mine. Throughput was maintained despite an extended planned shutdown of nine days in March for the crusher expansion project which is anticipated to significantly increase throughput going forward as the mine ramps up to 300 000 tpm. This was achieved by utilising the stockpile created during the last quarter in 2008 for this purpose. The commissioning of the additional oxygen plant and Aachen reactors was delayed due to shipping problems and impacted negatively on the recovery, but these have now been completed.
Total tonnes mined were higher than the previous quarter but in line with the plan. The decrease in total cash cost per ounce is mainly attributable to higher ounces produced. This was partially offset by an increase in the consumables used in the metallurgical process resulting from the change in the mix of ore processed through the plant and an increase in waste tonnes mined.
LOULO RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2009	2008	2008	2008

Mining
Tonnes mined (000)	5 728	5 434	7 846	26 231
Ore tonnes mined (000)	633	978	869	3 403

Milling
Tonnes processed (000)	685	676	701	2 721
Head grade milled (g/t)	3.7	3.1	3.1	3.2
Recovery (%)	87.1	90.5	90.9	91.2
Ounces produced	70 826	60 495	63 249	258 095
Average price received+ (US$/oz)	765	669	787	738
Cash operating costs* (US$/oz)	459	484	429	469
Total cash costs* (US$/oz)	501	523	470	511

Profit from mining activity* (US$000)	16 137	8 853	19 876	58 521

Gold sales*+ (US$000)	51 648	40 464	49 589	190 336

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold Resources consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

+	Includes the impact of 23 748 ounces delivered at US$441/oz in the quarter ended 31 March 2009 and 22 749 ounces delivered at US$429/oz in the quarter ended 31 December 2008. Also includes the impact of 17 499 ounces for the quarter ended 31 March 2008 at US$429/oz and 80 496 ounces delivered at US$429/oz for the year ended 31 December 2008.
Reserve update
During the quarter, the group released its annual resource and reserve declaration and the relevant extract relating to the Loulo reserves is shown in the table below, including a comparison with 2007 figures:
LOULO ORE RESERVES

							Attri-
							butable
							gold
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	(80%)
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)
Category	2008	2007	2008	2007	2008	2007	2008

Proved	7.08	8.95	3.38	3.36	0.77	0.97	0.62
Probable	43.51	45.47	4.60	4.40	6.43	6.43	5.14

Total	50.59	54.42	4.42	4.23	7.20	7.40	5.76

MORILA
At Morila, the mine produced 98 718 ounces of gold which was 16% below the previous quarter (Q4 2008: 117 066oz) but in line with the Life of Mine plan as the mine nears the end of in pit mining. Total cash operating cost for the quarter was slightly up (2%) on the previous quarter, while total cash cost of US$388/oz was only 3% higher (Q3: US$377/oz), despite the significant decrease in production resulting from the lower grade ore mined. The drive to reduce costs has been a major focus for the mine over the past few quarters and the results in the past quarter are encouraging.
Tonnes processed for the quarter of 1 053 000 tonnes were 4% below the previous quarter (Q1 2009: 1 101 000 tonnes) due to a major SAG mill relining during the quarter. Process plant recovery for the quarter at 92.3% was 2% higher than Q4 2008 (90.5%) as a result of management’s focus on gravity gold recovery and oxygen addition to the circuit, thus improving overall plant recovery.
MORILA RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2009	2008	2008	2008

Mining
Tonnes mined (000)	3 377	4 160	5 701	19 880
Ore tonnes mined (000)	1 425	1 047	1 531	4 968

Milling
Tonnes processed (000)	1 053	1 101	1 008	4 294
Head grade milled (g/t)	3.2	3.6	3.4	3.4
Recovery (%)	92.3	90.5	91.3	91.2
Ounces produced	98 718	117 066	101 000	425 828
Average price received (US$/oz)	903	803	926	870
Cash operating costs* (US$/oz)	334	327	334	347
Total cash costs* (US$/oz)	388	377	393	400

Profit from mining activity* (US$000)	50 828	49 883	53 868	200 202

Attributable (40% proportionately consolidated)

Gold sales (US$000)	35 650	37 593	37 413	148 236
Ounces produced	39 487	46 826	40 400	170 331
Profit from mining activity* (US$000)	20 331	19 953	21 547	80 081

*	Refer to explanation of non-GAAP measures provided.

During the quarter, the mine took another major step in its strategy to rightsize the Morila operations in line with the pit closure in April 2009 and the transition to stockpile treatment to ensure that the operation remains a strong cash generator for the remaining mine life. Notice was given to the mining contractor employees and Morila employees affected by the rightsizing. To reduce the impact of the rightsizing on the community and employees the company has carried out soil tests and is busy with an agri business feasibility study in a region between the mine and the Bengue rivier. This forms part of a study to ensure sustainable development after the cessation of the stockpile treatment, currently scheduled for 2013.
The mine carried out further drilling as part of the study into the mining of near pit high grade mineralisation at the northern end of the pit by underground methods. These indicated less contained ounces than previously estimated and will be included in subsequent studies to evaluate the viability of the proposed project.
Reserve update
The reserve base for Morila as at end of 2008 is tabulated below with a comparison to figures at the end of 2007:
MORILA ORE RESERVES

							Attri-
							butable
							gold
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	(40%)
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)
Category	2008	2007	2008	2007	2008	2007	2008

Proved	13.74	13.11	2.02	2.21	0.89	0.93	0.36
Probable	6.88	9.95	1.14	2.01	0.25	0.64	0.10

Total	20.62	23.06	1.72	2.13	1.14	1.57	0.46

PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECT
Yalea
During the first quarter of 2009 a total of 1 212 metres of development was completed and 101 922 tonnes of ore at a grade of 5.37g/t was hauled to surface. The development was up on the 1 145 metres achieved during the fourth quarter of 2008 and the Yalea twin declines have now been advanced to a distance of 1 255 metres at a vertical depth of 200 metres from surface. Crushers on the 28 and 12 Levels are operational while ore and waste are now transported to surface via conveyors. This, in addition to improved advances per blast and emphasis on underground fleet maintenance and repairs, has led to a steady increase in overall development which now amounts to 5 691 metres.
Access to 13 Level has allowed ore to be produced from this level with work on the crusher station nearing completion. Access to 38 Level and the future workshop complex has commenced, while a larger, intermediate pumping station is also nearing completion. This will handle waste water from the workshop wash bay and local development.
Focus is now on the secondary “Tabaski” incline which will provide access to this year’s mining block which is under the P125 pit. It will also allow the main ventilation circuit to be advanced. Filling of the boxcut is moving smoothly ahead as increased waste is hauled from the accelerated underground development.
Work is continuing on the mine control system with the control room now complete and the main systems ready for installation underground. These include the Programmable Logistical Control (PLC) equipment and the communications and traffic control for the main declines.
During the quarter the mining reserve estimates have been updated and as part of this process, both Yalea and Gara have been re-designed and the Life of Mine plans completed.

Gara
Planning on the Gara underground mine is going ahead. It is envisaged that the Gara mine will be accessed via a twin decline system situated inside the southern part of the current open pit. Access will be provided via a cut-through into the pit, which will later be filled in after concrete tunnels have been constructed. A detailed mine plan and schedule for Gara has been completed. Excavation of the cut-through is scheduled for July 2009 with decline development commencing in January 2010. It is expected that first ore in Gara will be reached at the end of 2010. Ore will be transported via overland conveyor to the Loulo plant.
TONGON PROJECT
Reserve update
As part of the group’s annual resource and reserve declaration released this quarter the relevant portion relating to the Tongon reserves is shown in the table below, including a comparison with 2007 figures:
TONGON ORE RESERVES

							Attri-
							butable
							gold
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	(84%)
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)
Category	2008	2007	2008	2007	2008	2007	2008

Probable	38.25	21.88	2.57	2.29	3.16	1.61	2.66

Total	38.25	21.88	2.57	2.29	3.16	1.61	2.66

Project update
With the geotechnical visit on site to assess the depth of foundation conditions complete, the excavation for Carbon in Leach (CIL) and thickener civil works has started and is currently 95% and 70% complete respectively. Once the CIL and thickener excavations have been completed, engineered backfilling will commence and excavation of the mill foundation will follow. The batching plant, concrete mixing trucks and first of the rebar have arrived in Côte d’Ivoire.
Preparation of the key trench for the water storage dam has started and topsoil has been removed and stockpiled. The compacted earth wall will be raised to the 320 Level during Phase 1 which is planned to be completed by the start of the 2009 wet season. During Phase 2 the wall will be further raised to the 324 Level elevation which is scheduled to be completed before the 2010 wet season. Demarcation of the dam’s perimeter at the 324 Level elevation has started together with the de-grubbing to the 320 Level and within the main river channel.
The fabrication of the ball mills is on schedule with Mill No 1, on the critical path, expected to be delivered to site in the first quarter of 2010, and Mill No 2 three months later, as planned. The first two CIL tanks were shipped to site and arrived in Abidjan in April 2009. Tank fabrication for the remaining tanks is scheduled over the next two quarters.
The first set of 10 blocks of single quarter units have all been completed, providing accommodation for 80 persons. The next set of 10 are currently being built of which five are at roof height and the remaining five at various stages of wall height above the raised foundations.
The main contractor’s personnel were mobilised during April 2009 in preparation for the ramp up of the construction programme.
The following have also been progressed during the first quarter of 2009:
*	The water treatment plant has been successfully commissioned.

*	The aggregate plant has been configured and commissioned.

*	The erection of the plant engineering workshop, warehouses, cement store and mill offices have all been completed.

*	The airstrip, a 2.5 kilometre runway including overrun, has been completed.

*	Preloading of the secondary crusher feed stockpile has been completed.

*	Road layout and surface preparation including low-lying area crossings are progressing as planned.

MASSAWA PROJECT
Resource update
As part of the 2008 annual report, released this quarter, an inferred resource was declared at Massawa based on the additional 5 000 metre diamond drill programme completed at the end of 2008. The relevant portion of the resource declaration is shown below:
MASSAWA ORE RESOURCES

							Attri-
							butable
							gold
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	(83%)
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)
Category	2008	2007	2008	2007	2008	2007	2008

Inferred	36.76	—	2.87	—	3.39	—	2.82

Project update
A scoping study has subsequently been completed based on two pit shells, A and B, which were in turn based on design pits using US$650/oz and US$850/oz gold prices respectively.
A summary of the important aspects of the study are documented below:
Inferred resources falling within Pit A are 22.15 Mt at a diluted grade of 3.41g/t for 2.43 Moz and within Pit B are 31.45 Mt at a diluted grade of 3.03g/t for 3.07 Moz.
Cost estimates in the scoping study represent costs based on Loulo actuals and Tongon feasibility numbers, adjusted for proposed throughput rates at Massawa.
Mining: Contractor mining costs of US$2.45 per tonne were used for Pit A and US$2.60 per tonne for Pit B, based on updated Tongon and Loulo contractor costs, adjusted for the load profiles. Whittle shell strip ratios of 5.7:1 and 6.2:1 were obtained for the two pits respectively.
Plant: Throughput of 250 000 tonnes per month is envisaged using three stage crushing, ball milling with gravity, flash flotation and fine grinding of the concentrate. Given the scoping nature of the study conservative recoveries of 89% with processing costs of US$17 per tonne were used.
General and Administration: US$2.50 per tonne was used based on Loulo actuals reduced for the fact that Massawa will not require a border crossing and will be adjacent to the trans-region Millennium Highway.
Pit A provides for an 8 year mine life producing 2.16 Moz and Pit B provides for an 11 year mine life, producing 2.73 Moz.
A financial model run at US$800/oz gold price and on a capital expenditure estimate of US$240 million with replacement capital of US$29 million and US$38 million for the respective pits, results in the following cost and IRR profiles:

	Pit A*		Pit B#

Cash operating costs	US$	368/oz	US$	443/oz

Total cash costs+	US$	392/oz	US$	467/oz

Internal Rate of Return (IRR)		36%		36%

*	Based on a US$650/oz whittle shell.

#	Based on an US$850/oz whittle shell.

+	The fiscal parameters are based on the prevailing Senegalese 2003 Mining Code, which includes a 3% royalty.
The project comfortably passes the company’s hurdle rates and consequently the board has approved its progress to prefeasibility. This study is planned to be completed by the end of the year and will include a 30 000 metre drilling programme designed to improve geological understanding, confirm continuity and improve our confidence level of the resources, together with evaluating potential extensions to determine ultimate size and optimum throughput for the project. Further metallurgical testwork is under way to determine bond work indices and confirm recoveries. Initial baseline environmental and social and economic studies have commenced, utilising national Senegalese consultants and Digby Wells & Associates.

EXPLORATION ACTIVITIES
A very busy and successful quarter was completed in exploration where work concentrated on three key areas:
*	Completion of an initial resource estimate and scoping study for Massawa.

*	Adding to the resource base at Tongon through the evaluation of satellite targets in the Nielle permit.

*	Targeting a new discovery in the Loulo District.
In addition, good progress has been made in the compilation of data in the Central Africa region covering Central Africa Republic, Democratic Republic of Congo, Rwanda, Ethiopia, Uganda, Kenya and Tanzania. The generalised geology has been captured and current work is focused on the geochronology and structural framework.
By quarter end the company had nine drill rigs in operation across four projects spanning three countries.
In Senegal, infill drilling to 100 metre by 50 metre spacing was completed over a 4 kilometre segment of an 8 kilometre mineralised structure at Massawa. This enabled inferred resources to be declared to a vertical depth of 200 metres: 36.76 Mt @ 2.87g/t for 3.39 Moz. Results from within the Northern Zone confirm continuity of high grade intersections with, for example: MWDDH082: 22.50m @ 13.42g/t.
Results of infill drilling received during Q1 2009

			Down-
			hole
	From	To	width	Grade
Hole Id	(m)	(m)	(m)	Au g/t	Including

MWDDH066	205.00	214.00	9.00	2.50	5.00m @ 4.00g/t

MWDDH067	95.80	107.00	11.20	2.27	5.00m @ 4.30g/t

MWDDH068	80.00	86.30	6.30	11.66
	90.00	107.50	17.50	4.76

MWDDH069	12.00	42.20	30.20	1.50

MWDDH070	9.00	24.80	15.80	3.19	4.00m @ 10.75g/t
	34.80	37.20	2.40	1.69
	47.50	49.90	2.40	1.52

MWDDH071	66.30	73.50	7.20	1.52

MWDDH072	62.40	65.40	3.00	1.88
	93.00	96.00	3.00	1.49
	126.00	128.00	2.00	10.98

MWDDH073	100.20	102.50	2.30	7.00
	121.20	123.70	2.50	3.66

MWDDH074	163.90	177.00	13.10	5.86	6.90m @ 9.63g/t

MWDDH075	37.20	40.20	3.00	1.40
	45.20	55.20	10.00	1.16
	60.60	63.20	2.60	3.99

MWDDH076	51.50	59.50	8.00	1.89	2.20m @ 4.70g/t
	62.70	76.50	13.80	0.69
	79.40	104.10	24.70	2.21
	107.70	110.90	3.20	2.90
	118.00	124.10	6.10	0.66

MWDDH077	10.50	14.40	3.90	3.56
	73.70	75.70	2.00	1.44
	118.40	135.90	17.50	0.60

MWDDH078	29.50	106.00	76.50	2.00	12.40m @ 5.70g/t
	163.40	166.00	2.60	6.07

MWDDH079	43.20	44.20	1.00	6.15
	52.80	61.00	8.20	17.60	1.60m @ 87.70g/t
	83.00	106.40	23.40	2.55	7.15m @ 4.80g/t

MWDDH080	11.50	21.80	10.30	0.80
	36.00	43.60	7.60	4.19
	49.00	60.60	11.60	3.80
	64.20	68.90	4.70	1.16
	80.20	99.60	19.40	1.70	6.40m @ 3.50g/t
	112.40	127.20	14.80	1.55
	130.30	146.80	16.50	0.60

			Down-
			hole
	From	To	width	Grade
Hole Id	(m)	(m)	(m)	Au g/t	Including

MWDDH081	32.50	51.90	19.40	3.25	9.10m @ 5.80g/t
	73.50	82.60	9.10	1.12
	92.00	94.80	2.80	1.25
	104.30	130.75	26.45	3.17	4.10m @ 16.53g/t

MWDDH082	190.00	212.50	22.50	13.42

MWDDH083	83.00	96.00	13.00	8.35
The Massawa deposit is open in all directions. In addition to the infill drilling, step out drilling has been completed to the north in what we term the Lion Extension. Drilling, spaced 100 to 200 metres, has been completed over a distance of 800 metres with a total of 10 holes for 2 355 metres. The results confirm the continuation of the Massawa system beyond the current wireframes.
Results of holes drilled in Lion Extension

			Down-
			hole
	From	To	width	Grade
Hole Id	(m)	(m)	(m)	Au g/t	Including

MWDDH084	208.30	210.50	2.20	0.57

MWDDH085	97.00	99.00	2.00	3.64

MWDDH086	46.40	49.80	3.40	1.86
	78.00	80.40	2.40	4.19
	94.80	105.00	10.20	9.76	3.70m @ 22.17g/t

MWDDH087	12.30	14.70	2.40	3.35

MWDDH088	54.30	59.50	5.20	2.58
	72.50	74.50	2.00	12.80

MWDDH090	111.50	115.50	4.00	5.70

MWDDH091	160.00	161.00	1.00	10.40

MWDDH092	185.20	193.00	7.80	1.50

MWDDH093	113.40	121.50	8.10	0.99	1.10m @ 4.20g/t
	132.00	138.00	6.00	4.00
	155.00	161.00	6.00	2.29
Three diamond drill rigs are now in operation completing prefeasibility drilling for phase 1 of approximately 30 000 metres; an RC rig is being mobilised to complete 5 000 metres of shallow drilling. The intention is to complete as much of the programme by the end of July, before the start of the annual rains.
The first results received from the seven hole Gounkoto diamond drilling programme have confirmed its status as a new discovery in the south of the Loulo permit. 200 metres along strike to the north of FRDH001 (46.60m @ 13.63g/t), hole FRDH005 intersected 60.17m @ 16.53g/t from 126 metres (including 36.40m @ 25.83g/t) in the same heavily altered, consistently mineralised structure. Results from borehole FRDH06 drilled another 225 metres further north, returned an average grade of 43.52g/t over 10.9 metres. This high grade gold mineralisation has so far been identified over 425 metres, however the results for the remaining five holes drilled during this programme are pending; all have intersected ‘Gounkoto-type’ alteration of varying widths along the 1.3 kilometre Gounkoto-P64 corridor. Gounkoto is 2.5 kilometres from the existing resource of 566 952oz @ 2.60g/t at Faraba Main and approximately 20km south of the Loulo mine but within the Loulo mining lease area.
At Loulo 3, drilling continued to better define resources at Loulo 3 North. This work has been successful with the calculation of total resources of 703 435t @ 4.50g/t for 101 697 ounces from a 600 metre strike to vertical depths of just 100 metres. Exploration is now evaluating the potential of the greater Loulo 3 target incorporating the Loulo 3 South, Centre and North and linking them together over an approximate strike length of 1 kilometre. As a first phase, 6 RC holes with diamond tails have been completed, testing a 600 metre strike to vertical depths of 120 metres below the northern deposit. Results returned two zones of mineralisation, from south to north, which are presented in the table below:

Loulo 3: Results of drilling received during Q1 2009

			Down-
	From	To	hole	Grade
Hole Id	(m)	(m)	width (m)	Au g/t	Including

L3NRCDH08	111.50	113.50	2.00	1.37
	116.50	123.50	7.00	2.21	0.60m @ 20.00g/t
	140.50	145.00	4.50	2.37

L3NRCDH07	131.20	133.70	2.50	2.15
	144.50	155.00	10.50	3.79

L3NRCDH01	128.80	137.00	8.20	2.13
	151.00	152.50	1.60	7.27

L3NRCDH05	176.60	183.70	7.10	7.77	0.90m @ 46.10g/t
	193.93	194.94	1.00	4.44

L3NRCDH06	185.50	186.50	1.00	0.89
	197.65	200.45	2.80	2.46

L3NRCDH09	102.80	112.55	10.80	1.35

The Loulo 2 target includes three (North, Centre and South) approximately 100 metre to 300 metre long dilation zones over a two kilometre strike and has been the focus of RC drilling during the quarter. The North target returned good gold intersections (13m @ 6.59g/t and 17m @ 16.50g/t), which confirmed earlier results and have shown that this target could provide a small mineable target. Immediately to the south of the northern zone, the Loulo 2 Central target was also tested and work returned a number of good intersections, (3m @ 6.31g/t, 5m @ 3.03g/t and 4m @ 5.56g/t) which, while significant, were generally narrower and lower grade than those of the northern zone. However the Loulo 2 target, like most of the larger Yalea structure, remains completely untested at depth. To the south of this target a two kilometre gap between Loulo 2 and Loulo 3 was also tested by a number of RC fences. Low grade anomalism was encountered along this trend in most of the holes and whilst it indicated that there may be no high grade mineralisation at surface, it further confirms the continuity and potential of the Yalea structure in this area.
An ongoing generative study over the Loulo district has yielded a new structural framework and highlighted two sub-parallel corridors of prospectivity. This data is now being incorporated into a revised work programme for the remainder of the year.
At Morila, a diamond drilling programme is underway to test conceptual targets at Sirakoro, Eastern Margin, SW Extension and Morila Deeps.
In southern Mali exploration has highlighted a small enclave of flat lying sediments with similar characteristics to Morila in the Mena permit, which locates directly south of the mining permit. Reconnaissance diamond drilling is planned for the second quarter to develop models and test for Morila style mineralisation. Like Morila, Mena locates within a three kilometre radius of a gravity high.
Objectives set for the Côte d’Ivoire team include adding ounces to the resource base at Tongon and over the last quarter, exploration has therefore focused on near mine targets in an attempt to advance them. On the ore bodies themselves, structural interpretations have been completed identifying high grade plunging shoots which will be tested by diamond drilling.
In Burkina Faso, results of a scoping study on the undeveloped Kiaka project show that the project does not compare to the other projects in our pipeline and therefore alternative options of bringing it to account are being contemplated.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
US$000	2009	2008	2008	2008

REVENUES

Gold sales on spot	97 968	86 329	95 841	374 110

Loss on matured hedges	(11 185)	(8 272)	(8 839)	(35 538)

Non-cash profit resulting from roll of hedges	645	—	—	—

Total revenues	87 428	78 057	87 002	338 572

Other income	1 926	810	1 499	4 194

Total income	89 354	78 867	88 501	342 766

COSTS AND EXPENSES

Mine production costs	42 709	45 478	42 825	186 377

Movement in production inventory and ore stockpiles	(2 519)	(5 096)	(6 049)	(21 865)

Depreciation and amortisation	6 406	4 245	5 695	21 333

Other mining and processing costs	4 458	3 847	3 134	13 675

Mining and processing costs	51 054	48 474	45 605	199 520

Transport and refinery costs	392	396	742	2 053

Royalties	5 109	4 626	4 927	19 730

Exploration and corporate expenditure	11 036	10 350	13 952	45 163

Other expenses	—	363	—	363

Total costs	67 591	64 209	65 226	266 829

Finance income	616	2 548	2 527	9 335

Finance costs	(2 022)	(352)	(313)	(3 338)

Provision for financial assets	(1 090)	(1 510)	—	(10 350)

Finance income/(loss) — net	(2 496)	686	2 214	(4 353)

Profit before income tax	19 267	15 344	25 489	71 584

Income tax expense	(6 175)	(6 029)	(7 334)	(24 564)

Net profit	13 092	9 315	18 155	47 020

Other comprehensive income

Cash flow hedges	4 928	12 625	(2 480)	32 851

Total comprehensive income	18 020	21 940	15 675	79 871

Profit attributable to:
Owners of the parent	11 052	9 124	15 966	41 569
Non-controlling interests	2 040	191	2 189	5 451

	13 092	9 315	18 155	47 020

Total comprehensive income attributable to:
Owners of the parent	14 994	19 224	13 982	67 850
Non-controlling interests	3 026	2 716	1 693	12 021

	18 020	21 940	15 675	79 871

Basic earnings per share (US$)	0.14	0.12	0.21	0.54
Diluted earnings per share (US$)	0.14	0.12	0.21	0.54
Average shares in issue (000)	76 613	76 470	76 173	76 300

These have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2008 and which will form the basis of the 2009 annual report.
This announcement has been prepared in compliance with IAS 34 — Interim Financial Reporting.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At	At	At
	31 Mar	31 Dec	31 Mar
US$000	2009	2008	2008

Assets
Non-current assets
Property, plant and equipment	358 150	336 138	278 499

Cost	463 415	434 997	361 720
Accumulated depreciation and amortisation	(105 265)	(98 859)	(83 221)

Deferred taxation	1 396	1 559	2 009
Long term ore stockpiles	49 460	48 831	46 422
Receivables	7 513	9 403	24 390
Available-for-sale financial assets	37 510	38 600	—

Total non-current assets	454 029	434 531	351 320

Current assets
Inventories and stockpiles	80 448	81 781	61 029
Receivables	50 933	47 499	44 669
Available-for-sale financial assets	—	—	48 950
Cash and cash equivalents	248 448	257 631	287 851

Total current assets	379 829	386 911	442 499

Total assets	833 858	821 442	793 819

Equity attributable to owners of parent	684 460	674 396	604 711
Non-controlling interests	15 785	13 745	10 483

Total equity	700 245	688 141	615 194

Non-current liabilities
Long term borrowings	1 078	1 284	2 228
Loans from minority shareholders in subsidiaries	2 821	3 032	3 394
Deferred taxation	3 016	3 016	1 451
Financial liabilities — forward gold sales	17 646	15 749	45 943
Provision for rehabilitation	14 152	14 054	11 171

Total non-current liabilities	38 713	37 135	64 187

Current liabilities
Financial liabilities — forward gold sales	29 917	37 388	42 162
Current portion of long term borrowings	1 101	1 478	3 495
Accounts payable and accrued liabilities	53 545	48 110	66 082
Taxation payable	10 337	9 190	2 699

Total current liabilities	94 900	96 166	114 438

Total equity and liabilities	833 858	821 442	793 819

Property, plant and equipment increased by US$28.4 million. This was mainly due to the purchase of equipment and expenditure incurred on the underground development at Yalea (Loulo) of US$11.3 million, as well as the crusher plant upgrade, stockpile reclaim facility, overland conveyer expenditure and the oxygen plant expansion at Loulo amounting to US$5.2 million. Capital expenditure at Tongon included costs related to earthworks, site establishment, as well as progress payments on long lead time items amounting to US$11.8 million.
The increase in receivables from December 2008 to March 2009, are mainly due to an increase in the TVA balances at Loulo following the end of the exoneration period on 8 November 2008.
The financial instruments liability decreased from US$53.1 million at 31 December 2008 to US$47.6 million at the end of the current quarter, calculated at the spot price as at that date of US$923/oz, due to the company delivering 23 748 ounces into its hedge positions.
The increase in accounts payable and accrued liabilities is mainly as a result of the timing of payments of creditors at Loulo.
Available-for-sale financial assets consist of auction rate securities (“ARS”) with a par value of US$49 million. The carrying value of these investments is US$37.5 million, following an additional provision of US$1.1 million which was made during the quarter, as well as provisions made against these ARS during the latter part of 2008, as a result of the deterioration of the underlying credit ratings of the collateral of certain of the ARS.

CONSOLIDATED CASHFLOW STATEMENT

	3 months	3 months	12 months
	ended	ended	ended
	31 Mar	31 Mar	31 Dec
US$000	2009	2008	2008

Profit before income tax	19 267	25 489	71 584
Adjustment for non-cash items	9 315	7 519	38 960
Effects of changes in operating working capital items	5 431	(10 743)	(48 001)
* Receivables	(1 382)	(3 978)	8 629
* Inventories and ore stockpiles	704	(6 851)	(30 012)
* Accounts payable and accrued liabilities	6 109	86	(26 618)
Income tax paid	(5 701)	(5 169)	(5 042)

Net cash generated from operating activities	28 312	17 096	57 501

Acquisition of property, plant and equipment	(28 418)	(14 298)	(85 038)

Net cash used by investing activities	(28 418)	(14 298)	(85 038)

Proceeds from issue of ordinary shares	1 685	423	3 860
Decrease in long term loans	(795)	(399)	(3 721)
Dividends paid to company’s shareholders	(9 967)	(9 154)	(9 154)

Net cash used by financing activities	(9 077)	(9 130)	(9 015)

Net decrease in cash and cash equivalents	(9 183)	(6 332)	(36 552)
Cash and cash equivalents at beginning of periodr	257 631	294 183	294 183

Cash and cash equivalents at end of period	248 448	287 851	257 631

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Total
	Number				Accum-	attributable
	of	Share	Share	Other	ulated	to equity	Minority	Total
	ordinary	capital	premium	reserves*	profits	share	interest	equity
	shares	US$000	US$000	US$000	US$000	holders	US$000	US$000

Balance — 31 Dec 2007	76 140 330	3 809	450 814	(69 391)	213 567	598 799	8 294	607 093

Movement on cash flow hedges —

Transfer to income statement	—	—	—	8 839	—	8 839	—	8 839

Fair value movement on financial instruments	—	—	—	(11 319)	—	(11 319)	—	(11 319)

Net income recognised directly in equity	—	—	—	(2 480)	—	(2 480)	—	(2 480)

Net profit	—	—	—	—	15 966	15 966	2 189	18 155

Total recognised income	—	—	—	(2 480)	15 966	13 486	2 189	15 675

Share-based payments	—	—	—	1 157	—	1 157	—	1 157

Share options exercised	39 500	2	421	—	—	423	—	423

Exercise of options previously expensed under IFRS 2	—	—	132	(132)	—	—	—	—

Shares vested#	6 594	—	160	(160)	—	—	—	—

Dividend relating to 2007	—	—	—	—	(9 154)	(9 154)	—	(9 154)

Balance — 31 Mar 2008	76 186 424	3 811	451 527	(71 006)	220 379	604 711	10 483	615 194

Total
	Number				Accum-	attributable
	of	Share	Share	Other	ulated	to equity	Minority	Total
	ordinary	capital	premium	reserves*	profits	share	interest	equity
	shares	US$000	US$000	US$000	US$000	holders	US$000	US$000

Balance — 31 Dec 2008	76 500 324	3 827	455 974	(31 387)	245 982	674 396	13 745	688 141

Movement on cash flow hedges —

Transfer to income statement	—	—	—	10 540	—	10 540	—	10 540

Fair value movement on financial instruments	—	—	—	(5 612)	—	(5 612)	—	(5 612)

Net income recognised directly in equity	—	—	—	4 928	—	4 928	—	4 928

Net profit	—	—	—	—	11 052	11 052	2 040	13 092

Total recognised income	—	—	—	4 928	11 052	15 980	2 040	18 020

Share-based payments	—	—	—	2 366	—	2 366	—	2 366

Share options exercised	162 000	8	1 677	—	—	1 685	—	1 685

Exercise of options previously expensed under IFRS 2	—	—	567	(567)	—	—	—	—

Shares vested#	7 454	—	261	(261)	—	—	—	—

Dividend relating to 2008	—	—	—	—	(9 967)	(9 967)	—	(9 967)

Balance — 31 Mar 2009	76 669 778	3 835	458 479	(24 921)	247 067	684 460	15 785	700 245

#	Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

*	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges.
NON-GAAP MEASURES
Randgold Resources has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management have included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are explained further below:
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:
NON-GAAP

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
US$000	2009	2008	2008	2008

Gold sales on spot	97 968	87 825	95 841	375 606
Loss on matured hedges	(11 185)	(9 768)	(8 839)	(37 034)
Elimination of inter-company sales	515	—	—	—

Gold sales	87 298	78 057	87 002	338 572

Mine production costs	42 709	45 478	42 825	186 377
Movement in production inventory and ore stockpiles	(2 519)	(5 096)	(6 049)	(21 865)
Transport and refinery costs	392	396	742	2 053
Royalties	5 109	4 626	4 927	19 730
Other mining and processing costs	4 458	3 847	3 134	13 675
Elimination of inter-company sales	681	—	—	—

Total cash costs	50 830	49 251	45 579	199 970

Profit from mining activity	36 468	28 806	41 423	138 602

FORWARD COMMODITY CONTRACTS
The group’s hedging position at 31 March 2009 is summarised below:

	Forward sales	Forward sales
	ounces	average US$/oz

Year ended 2009	61 248	433

Year ended 2010	41 748	500

Total	102 996	460

The forward contracts all relate to Loulo, with Morila’s production being completely exposed to spot gold prices. The remaining portion of the hedge book represents approximately 14% of planned production at Loulo and 10% of the group’s production for the period.
UPDATED RESOURCES AND RESERVE DECLARATION
Depleted to December 2008:

					Attributable
		Tonnes	Grade	Gold	Gold
MINE/PROJECT	Category	(Mt)	(g/t)	(Moz)	(Moz)

MINERAL RESOURCES

Loulo					80%

	Measured and indicated	62.69	4.55	9.18	7.34

	Inferred	24.23	2.86	2.23	1.78

Morila					40%

	Measured and indicated	20.64	1.75	1.16	0.46

Tongon					84%

	Indicated	38.18	2.89	3.55	2.98

	Inferred	10.30	2.65	0.88	0.74

Massawa					83%

	Inferred	36.76	2.87	3.39	2.82

Total measured and indicated		121.51	3.56	13.89	10.79

Total inferred		71.30	2.84	6.50	5.34

ORE RESERVES

Loulo					80%

	Proved and probable	50.59	4.42	7.20	5.76

Morila					40%

	Proved and probable	20.62	1.72	1.14	0.46

Tongon					84%

	Probable	38.25	2.57	3.16	2.66

Total proved and probable		109.46	3.27	11.51	8.87

Randgold Resources reports its mineral resources and ore reserves in accordance with the JORC code. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Pit optimisation and underground reserves are carried out at a gold price of US$650/oz. Dilution and ore loss are incorporated into the calculation of reserves. Cautionary note to US investors: The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Randgold Resources uses certain terms in this report, such as “resources” that the SEC guidelines strictly prohibit the company from including in its filings with the SEC.
GENERAL
Annual production targets previously outlined by the company remains on track for the year. A recent restructuring of the Loulo mining plan has resulted in a more balanced profile of quarterly production for the remainder of the year. Following the successful scoping study at Massawa, the focus will now shift to completing a prefeasibility study by the year end, in advance of a decision to move towards a definitive feasibility study.
The company’s strategy to grow its production through exploration and development is further supported by the Gounkoto discovery.
In line with the company’s phased succession plan, Aubrey Paverd and Bernard Asher retired as non-executive directors at the annual general meeting held on 5 May 2009. The board thanks them both for their significant contributions and guidance to the growth of the company since its IPO twelve years ago.
The company continues to evaluate various acquisition opportunities both at the corporate and asset level.

D M Bristow Chief Executive	G P Shuttleworth Financial Director

7 May 2009
RANDGOLD RESOURCES NEWS UPDATES
THE NEXT BIG ONE?
GOUNKOTO SHAPES UP AS MAJOR NEW DISCOVERY
Exceptional results from Gounkoto in the south of Randgold Resources’ Loulo permit have confirmed it as an exciting new discovery and provided further proof of the Loulo region’s continuing prospectivity.
Gounkoto has emerged from Randgold Resources’ portfolio of quality targets at Loulo, rapidly advancing to rank as one of the most significant prospects since the company’s discovery of Yalea. First results from a seven-hole diamond drilling programme delivered FRDH001 (46.6 metres @ 13.63g/t) followed by FRDH005 (60.17 metres @ 16.53g/t including 36.4 metres @ 25.83g/t), 200 metres along strike in the same heavily altered and consistently mineralised structure. Another 225 metres further to the north, FRDH006 has also returned spectacular mineralisation with an average grade of 43.4g/t over 10.9 metres.
Results from the other holes are still pending but all have intersected Gounkoto-type alteration of various widths along the 1.3 kilometre Gounkoto-P64 corridor.
Group exploration head Paul Harbidge says the potential of this system, first tested in Q2 2008, cannot be overstated. “It reinforces our belief that additional world class deposits can be found in close proximity to our existing Loulo operation,” he says.
Adds Mali exploration manager Joel Holliday: “Work at Gounkoto is at an early stage, and we still have to get our minds around the mineralisation and the exact orientation of the controlling structure, but this target has already shown that it has the makings of an important discovery.”
TONGON DEVELOPMENT GAINS MOMENTUM
Development of Randgold Resources’ new mine at Tongon in Côte d’Ivoire is on track for first gold production in the fourth quarter of 2010, with the geotechnical investigation, audit of key facilities and dam wall design completed and the excavations for the CIL and thickener civil works nearly done.
As the site establishment advances, and with the completion of the first 80 person accommodation set, the main contractor’s personnel and other teams are beginning to mobilise to the site in preparation for the ramp-up of the construction programme.
In other significant developments:
*	Preparation of the key trench for the water storage dam has started. The dam will be built in two phases, with the first phase scheduled for completion before the start of the 2009 rainy season in order to provide water next year. In the second phase, the dam’s compacted earth wall will be raised in time for the 2010 rains.

*	Fabrication of the ball mills is on schedule, with the first on the critical path and scheduled for delivery in the first quarter of 2010, and the second following three months later. The first two CIL tanks have already been shipped and are expected in Abidjan shortly.

*	The water treatment and aggregate plants have been commissioned and the construction of the plant engineering workshop, warehouses, stores and mill offices has been completed.

*	Preloading of the secondary crusher feed stockpile has been completed.

*	The inaugural landing on the 2.5 kilometre airstrip took place in January.

*	An agreement has been concluded with the state’s electricity supply authority to link Tongon into the national grid.
John Steele, group general manager — capital projects, says with the design teams now moving on site, excitement is mounting. “We’re looking forward to utilising the experience gained in building our two existing mines. Despite dealing with the bureaucracy of a country in transition, we’re also maintaining a strong focus on cost control and scheduling, and have already achieved some significant savings,” he says.
Community involved in clean-up campaign
The Tongon project has been given the green light by the Ivorian government after a full environmental and social impact assessment and a public enquiry process. In line with its commitment to the Equator principles and IFC standards, Randgold Resources is continuing with baseline studies to ensure an accurate benchmark against which impacts can be monitored and measured.
In addition, the company has enlisted the help of the local community to tackle the existing suburban pollution in the local Tongon and Poungbe villages and the surrounding area. A Randgold Resources team joined forces with village volunteers for a clean-up drive in which all domestic refuse in the area was collected and deposited in disposal pits excavated by Randgold. As a reward, the village roads and the local soccer field were cleared and graded by Randgold Resources.
MASSAWA PROGRESSES TO PREFEASIBILITY ON POSITIVE SCOPING STUDY
The first resource declaration from Massawa in Senegal, followed by a positive scoping study, have confirmed that this target has the makings of a world class orebody, says Rod Quick, general manager projects, evaluation and environment.
“Although it is at an early scoping stage and still based on an inferred resource, Massawa has the potential to develop into one of the top gold projects in Africa. The geological model requires infill drilling and modelling to improve continuity and conformity, but there are a number of very encouraging signs,” says Quick.
A prefeasibility study, scheduled for completion by the end of this year, is now underway. Three diamond drill rigs have started a 30 000 metre prefeasibility drilling programme and an RC rig is being mobilised for 5 000 metres of shallow drilling. “We’re aiming to complete as much of this drilling as possible by the end of July, before the start of the annual rains,” says group exploration manager Paul Harbidge.
The first inferred resource is 36.76 Mt @ 2.87g/t for 3.39 Moz and the scoping study points to a robust project that will deliver value at both US$650/oz and US$850/oz pit shells. Significantly, the higher grade identified in the northern zone of the present resource moves the project above Randgold Resources’ IRR hurdle of 20%, even at a US$650/oz gold price and current costs.
The northernmost 600 metres, known as N2, hosts an impressive line up of high grade intersections within a very evenly mineralised section. Recent intercepts have included 22.5 metres @ 13.42g/t (MWDH082) and 13 metres @ 8.35g/t (MWDH083). Pit optimisations indicate that this area has sufficient grade, along with its vertical nature and moderate width, to support an underground operation.
Metallurgical testwork to date has pointed to very good recoveries from saprolite material while the sulphide ore will require flotation and fine grind of the concentrate to produce recoveries of 89%. “Our present financial models have been run on straight 89% recoveries and don’t take into account the higher recoveries from the substantial oxide resource, so we know there is still upside,” says group metallurgical manager Paul Gillot.
UNDERGROUND DEVELOPMENT STEADILY IMPROVING, LOULO PLANT PRIMED FOR PRODUCTION GROWTH
The Yalea underground development team made a record advance of 605 metres in March, placing the project firmly on track to achieve its goal of ramping up production to 120 000 tonnes of ore per month by the end of this year.
Underground manager Thinus Strydom attributed the improvement in the underground performance to a strong combined effort resulting from the problem-solving partnership forged between Randgold Resources and its service providers and suppliers, which are effectively dealing with the obstacles created by underground fleet and explosives issues.

“We were a little slow out of the starting blocks but thanks to commitment and teamwork we’ve been catching up fast. We realise there’s still some way to go but we’re confident that by sustaining this effort we can reach our goal,” he said.
Strydom and his team have also been finalising the detailed planning for Gara, Yalea’s sister mine. This 100 000 tonnes per month underground operation is similar to Yalea in terms of mining layout and methods. Development is due to start in January 2010 with first ore accessed by the end of that year. As with Yalea, ore will be transported by overland conveyor to the Loulo plant.
To cater for the production ramp-up from Yalea, throughput at the Loulo plant is being expanded by some 30%. This expansion should be complete next quarter when the new screening plant is commissioned and then it will take a couple of quarters to ramp up to 300 000tpm.
The first phase, including the upgrading of the secondary crusher, has already been completed and commissioned. Now on the critical path is the new screening plant expansion which, once operational, will deliver a product with a finer cut size at increased throughputs to the fine ore stockpile ahead of the milling circuit. Civil work for the foundation of the tertiary screening building has been completed and erection of the fabricated steel structure is under way.
The plant expansion project has also included the overland conveyor system to transport ore from Yalea, a new underground ore stockpile, the expansion of the oxygen and power plants and the enhancement of the gravity gold recovery system.
“The expansion of the plant is a critical step in ensuring that Loulo meets its goal of boosting production from the 258 000 ounce level achieved in 2008 to 400 000 ounces by 2010,” says group metallurgical manager Paul Gillot.
ANNUAL REPORT AVAILABLE
Randgold Resources’ annual report for 2008 has been published and can be viewed in full on our website at www.randgoldresources.com. The company’s annual resource and reserve declaration, which shows a significant year on year increase in both asset classes, forms part of the report.
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DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and Tongon and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008 and other filings made with the SEC. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.